[Defense Industries letterhead]

June 26, 2006

Mr. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 6010
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Filed June 8, 2006 File No. 333-128011

Dear Mr. Owings:

        On behalf of Defense Industries International, Inc. (the “Company”), and in connection with its Post-Effective Amendment No. 2 to Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on this date, I acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the Company’s filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in its filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Baruch Tosh Baruch Tosh, President